UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 001-42008

BW LPG Limited
(Translation of registrant’s name into English)

c/o BW LPG Holding Pte Ltd 10 Pasir Panjang Road, #17-02 Mapletree Business City, Singapore 117438
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

DOCUMENTS TO BE FURNISHED AS PART OF THIS FORM 6-K

Exhibit Number	Description
99.1	BW LPG Limited - Financial Results for Q2 2024
99.2	BW LPG Interim Financial Report Q2 2024 and H1 2024
99.3	BW LPG Earnings Presentation Q2 2024
99.4	BW LPG Limited – Key information relating to the cash dividend for Q2 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BW LPG Limited

	By:	/s/ Samantha Xu
	Name:	Samantha Xu
	Title:	Chief Financial Officer

Date: August 22, 2024